                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2009
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on July 27, 2009.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated: July 27, 2009
                                                By: /s/ Ety Sabach
                                                -----------------------
                                                Ety Sabach
                                                Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

                       G. WILLI-FOOD INTERNATIONAL LIMITED
               ANNOUNCES COMPLETION OF TENDER OFFER FOR GOLD FROST
                                     SHARES

  WILL-FOOD ALSO ANNOUNCES AGREEMENT BY GOLD FROST TO SELL ITS 51% INTEREST IN
                            DANISH DAIRY DISTRIBUTOR

YAVNE, ISRAEL - JULY 27, 2009 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ: WILC)
(the "COMPANY" or "WILLI FOOD"), announces that it has successfully completed its tender offer to purchase from the holders of shares and/or depositary interests of its subsidiary, Gold Frost Ltd. ("GOLD FROST"), all of the issued and outstanding share capital of Gold Frost not already held by Willi Food for a price of 7 pence per share or per depositary interest in cash. This tender offer was commenced on June 22, 2009.

As of the time of expiration of the tender offer, an aggregate of 2,706,388 Gold
Frost shares and depositary interests were duly tendered. Such shares and depositary interestes constitute, together with the shares held by Willi Food, more than 95 per cent of the issued and outstanding share capital of Gold Frost.
In accordance with Israeli law, Willi Food will purchase all of the issued and outstanding Gold Frost shares and depositary interests currently not owned by it
(including those not tendered in the tender offer) at the tender offer price and will pay an aggregate amount of approximately (pound)370,430 for all such shares and depositary interests.

SALE BY GOLD FROST OF ITS INTEREST IN DANISH DAIRY DISTRIBUTOR

The Company also announced that Gold Frost had signed an agreement to sell Gold
Frost's 51% interest in a Danish dairy distributor ("DISTRIBUTOR") to the
Distributor and/or to the Distributor other shareholder ("OTHER SHAREHOLDER")
for $400,000. Gold Frost acquired its 51% interest from the Other Shareholder in
February 2008. According to the terms of the agreement, an amount equal to the balance of outstanding invoices owed by Gold Frost to the Distributor will be deducted as a downpayment, and the rest will be paid by deduction in the purchase price by a pre-determined amount for each shipment of goods that Gold
Frost will purchase from the Distributor or from the Other Shareholder, and the balance of the consideration, if any, will be paid in April 2011.

Gold Frost was granted the exclusive right to distribute all of the products of the Distributor and the Other Shareholder in Israel until April 2012, so long as
Gold Frost purchases a minimum quantity of products from the Distributor or from the Other Shareholder at fair market prices and that meet specified quality standards.

COMPANY CONTACT:
G. Willi-Food International Ltd.
Ety Sabach, CFO
+972-8-932-1000
ety@willi-food.co.il

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS ,INCREASE OR DECREASE IN
GLOBAL PURCHASE PRICES OF FOOD PRODUCTS, INCREASING LEVELS OF COMPETITION IN
ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN ECONOMIC CONDITIONS
IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN THE COMPANY'S CORE
MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF OUR PRODUCTS AND
RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT GUARANTEE FUTURE
RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE MATTERS DISCUSSED
IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES SUMMARIZED UNDER THE
HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR
ENDED DECEMBER 31, 2008, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.
THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE FILING OF REPORTS AND
REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. WE DO NOT
ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING INFORMATION CONTAINED IN
THIS PRESS RELEASE.